EXHIBIT 1.01

Sierra Monitor Corporation

Conflict Minerals Report

For the Year Ended December 31, 2018

1. Company Overview

This report has been prepared by management of Sierra Monitor Corporation, Inc. (herein referred to as “Sierra Monitor” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Sierra Monitor Corporation addresses the industrial and commercial facilities management market with Industrial Internet of Things (IIoT) solutions that target facility automation and facility safety requirements.

The company’s FieldServer brand of protocol gateways and FieldPoP™ device cloud target the facility automation segment and are used by OEMs and system integrators to enable local and remote monitoring and control. With more than 200,000 products, supporting over 140 protocols, installed in commercial and industrial facilities, FieldServer is the industry’s leading multi-protocol gateway.

Sierra Monitor’s Sentry IT fire and gas detection solutions address the facilities safety segment, and are used by safety managers to protect facility personnel and assets. Sentry IT branded controllers, sensor modules, and software are installed at thousands of facilities such as natural gas vehicle fueling and maintenance stations, wastewater treatment plants, oil and gas refineries and pipelines, parking garages, and underground telephone vaults.

Headquartered in the heart of Silicon Valley in Milpitas, California, Sierra Monitor was founded in 1979 and has been a public company since 1989. By combining its distinguished track record in industrial sensing and automation with IoT technologies such as wireless, cloud connectivity, and data services, Sierra Monitor is at the forefront of the emerging IIoT trend.

2. Products Overview

Sierra Monitor Corporation’s product lines are classified in the following categories: facility automation and facility safety systems. The automation and safety systems are comprised of a wide variety of raw materials.

Based upon Sierra Monitor Corporation’s internal assessment, we believe our products may contain materials that are identified on the conflict minerals list. For the purposes of this assessment all of Sierra Monitor Corporation’s facility automation and facility safety systems were considered.

3. Supply Chain Overview

Sierra Monitor Corporation has contracted a third party to facilitate our Conflict Minerals Compliance Program (CMCP). We are surveying our suppliers to determine the use and origin of tin, tungsten, tantalum or gold, (3TG) materials that may be contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Sourcing Policy and Purchase Order terms. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Sourcing Policy and Purchase Order terms. Importantly, we are committed to meet the U.S. Securities and Exchange Commission (SEC) Final Conflict Minerals Rule (SEC Final Rule) which requires a three-step compliance process: the first step is determining the applicability of the rule; the second step is conducting a “reasonable country of origin inquiry” (RCOI) to determine whether or not there is reason to believe that 3TG, also referred to as conflict minerals, from the Democratic Republic of Congo or adjoining countries are present in the company’s products; and if so, the third step is conducting due diligence to determine the source and origin of those conflict minerals based on the facilities (smelter or refiners, “SORs”) in which they were processed.

We reached out to our suppliers regarding the relevant SEC requirements and Sierra Monitor Corporation’s due diligence. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI) and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our facility automation and facility safety systems’ manufacturing in 2014.

4. Due Diligence

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Sierra Monitor designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Sourcing Policy, establishment of governance structures with reports to management, engagement of suppliers with a third party’s support, due diligence compliance process and measurement, record keeping and escalation procedures.

Sierra Monitor Corporation has developed a Conflict Minerals Sourcing Policy as described in item 4.1 below.

4.1. Conflict Minerals Sourcing Policy

Sierra Monitor Corporation.

Conflict Minerals Sourcing Policy

May 2014

“Conflict minerals” [1] originating from the Democratic Republic of the Congo (DRC) are sometimes mined and sold, “under the control of armed groups” [2], to “finance conflict characterized by extreme levels of violence” [2]. Some of these minerals and the metals created from them (such as tantalum, tin, tungsten and gold) can make their way into the supply chains of the products used around the world, including those in the electronics industry. Sierra Monitor Corporation’s suppliers acquire and use minerals from multiple sources worldwide. As part of Sierra Monitor Corporation’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Sierra Monitor Corporation’s goal to seek to use tantalum, tin, tungsten and gold in our products that are DRC conflict free [3] while continuing to support responsible in-region mineral sourcing from the DRC and adjoining countries.

Sierra Monitor Corporation expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free. Sierra Monitor Corporation expects our suppliers to comply with the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and conduct their business in alignment with Sierra Monitor Corporation’s supply chain responsibility expectations. To increase awareness of the Conflict Minerals Compliance Program (CMCP), supporting regulation, and frequently asked questions (FAQs) concerning 3TG mineral tracing, Sierra Monitor engages a third party. Our suppliers were introduced to the third-party Conflict Minerals Supplier Resource Center in the initial registration email. The Supplier Resource Center was provided as an educational tool to facilitate a deeper understanding of the program and education as to why information is being requested. There were also opportunities to participate in webinars providing information on the Conflict Minerals Rule.

In support of this policy, Sierra Monitor Corporation will follow these steps:

●	Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.
●	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply-chain is DRC conflict free.
●	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.
●	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.
●	Following the initial introductions to the program and information request, up to 5 reminder emails were sent to each non-responsive supplier requesting survey completion.

Adopted: May 2014

1 Conflict minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives as defined in Dodd-Frank Act section 1502 and SEC Rule 13p-1 under the Securities Exchange Act of 1934

2 Dodd-Frank Act Section 1502.

3 DRC conflict free “means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups” as defined SEC Rule 13p-1 under the Securities Exchange Act of 1934.

4.2. Management System

Sierra Monitor Corporation has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Vice President, Operations, Chief Financial Officer and Chief Executive Officer, and a team of from relevant functions such as, purchasing, quality assurance, manufacturing and environmental health and safety. The team is responsible for implementing our conflict minerals compliance strategy.

4.3. Escalation Procedure

Sierra Monitor has established a Conflict Minerals Sourcing Policy and Purchase Order Terms, which are posted on our website. The Supplier Code of Conduct publishes a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI. In addition, we are partnering with a third party to get information and analyze data from our suppliers’ list. The escalation process consisted of direct outreach by Sierra Monitor. Specifically, Sierra Monitor contacted these suppliers by email to request their participation in the program. A third party followed up with an email in a timely manner.

4.4 Maintain Records

Sierra Monitor has established our due diligence compliance process and set forth documentation and record maintenance mechanism with a third party. We ensure the retaining of relevant documentation in a structured electronic database.

4.5. Identify and Assess Risk Mitigation

As we move towards developing our due diligence program, we intend to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries.

Because of the nature of the products we assemble or contract to assemble it is difficult for us to identify suppliers upstream from our direct suppliers as many of the component parts of these products would be considered commercial off the shelf. Our suppliers are well known distributors.

5. Design and Implement a Strategy to Respond to Risks

In response to our conflict minerals risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to management by a third party via bi-weekly meeting.

6. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Sierra Monitor does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program. Also, we are engaging a third party to scope with the Conflict Mineral Compliance Program.

7. Report on Supply Chain Due Diligence

In addition to this report, our supply chain Conflict Minerals Sourcing Policy, including our approach for supply chain due diligence and supplier expectation, can be seen at: www.SierraMonitor.com.

8. Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort with a third party, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Sierra Monitor Corporation also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals. Sierra Monitor regularly receives conflict minerals related data from its suppliers and works to improve the quality of that data. We (Sierra Monitor and the third party) are closely tracking this process.

9. Reasonable Country of Origin Inquiry (RCOI) Results and Determination

To complete the RCOI required by the SEC Final Rule, Sierra Monitor engaged a third party to collect Suppliers’ information about the presence and sourcing of 3TG used in the products and components supplied to Sierra Monitor. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete the survey on the platform, Sierra Monitor or a third party uploaded the CMRT on their behalf.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI using the CMRT were asked to upload this document into the third-party system or to provide this information in the online survey version.

Sierra Monitor chose to give their suppliers the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified.

Suppliers were requested to provide an electronic signature before submitting their data to Sierra Monitor to verify that all answers submitted were accurate to the best of the supplier’s knowledge but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and gaps. If any of the following “quality control” (QC) flags were raised, suppliers were automatically contacted by the third party on a regular basis.

●	One or more smelter or refiners (SORs) were listed for an unused metal;
●	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1];
●	Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
●	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;
●	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;
●	Supplier indicated they have not provided all applicable SOR information received; and
●	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Based on the information provided by our suppliers and our own due diligence efforts through March 31, 2019, Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process conducted by a third party. The response rate among these suppliers was acceptable. Of these responding suppliers, many indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to us. The 2018 CMCP Data Summary is available for review and provides detailed information regarding the smelters/refiners reported to be in Sierra Monitor’s supply chain and the associated mine countries of origin. Per a third party’s smelter/refiner database, and as shown in the CMCP Data Summary, there was an indication of sourcing from the Covered Countries for some of the verified smelters/refiners2. Sierra Monitor’s reasonable country of origin inquiry is based on the suppliers’ CMRT and a third party’s smelter/refiner database. Sierra Monitor does not have sufficient information to conclusively determine the countries of origin of the Subject Minerals in all its products; however, based on the information provided by our suppliers and a third party, Sierra Monitor Corporation has concluded that we have no reason to believe that any of the necessary 3TGs contained in the covered products originated in the covered countries and have determined that some of the necessary 3TGs came from recycled or scrap sources.